SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                             For the month of March


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F      X      Form 40-F
                               -------               -------

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the Securities Exchange Act of 1934.)


                         Yes                    No      X
                               -------               -------

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

   1. The English language press release of Van der Moolen Holding N.V. dated
                   March 4, 2004 announcing results for 2003.

                Van der Moolen Announces Definitive 2003 Results

     AMSTERDAM, Netherlands--(BUSINESS WIRE)--March 4, 2004--Van der Moolen:

     --  Net loss EUR 15.9 million

     --  Impairment of intangible assets EUR 19.9 million net

     -- Exceptional provision for NYSE/SEC settlement EUR 21.8 million net

     --  Dividend on common shares foregone

     Van der Moolen, specialist, market maker and proprietary trader on several important U.S. and European equity, option and fixed income exchanges, announced that it earned net income from ordinary activities, before impairment charges on intangible assets and an exceptional provision to cover settlement with the NYSE/SEC, of EUR 25.8 million in 2003. This was a decline of 62% compared with 2002. The impairment charges consist of a write down of intangible fixed assets of EUR 19.9 million after tax. Further, our net income for 2003 was reduced by an exceptional charge of EUR 43.5 million gross, which funds a provision to cover our expected settlement liabilities arising from the investigation of trading violations on the NYSE over the period 1999 to 2003. The effect of this latter charge was to reduce net income by EUR 21.8 million after tax and minority interests.
     Van der Moolen was able to close 255 (or 99%) of its 258 trading days in 2003 with a positive trading result.
     It is proposed that no dividend be paid on common shares for 2003. On the proposal of the Executive Board, the Supervisory Board recommends payment of a EUR 2.9 million dividend on 2003 to holders of financing preferred shares, to be drawn from Other Reserves.


Key Figures
---------------------------- ---------------------- ------------------
Euros millions 4th quarter   4th quarter 3rd quarter   12 months
                 2003         2002 1)     2003 1)     2003 2002 1)

---------------------------- ---------------------- ------------------
Revenues        35.5        77.4  -54% 43.3  -18%  174.7 327.6  -47%
---------------------------- ---------------------- ------------------
Operating
 income        (78.6)       12.5 -729% 12.7 -719%  (38.3)120.1 -132%
----------------------------  ---------------------- -----------------
Net income from
 ordinary activities
 before impairment
 charges and before
 exceptional expense
 relating to
 provision
 NYSE/SEC        5.5        16.8  -67%  5.5    0%   25.8  68.6  -62%
---------------------------- ---------------------- ------------------
Impairment charges
 after tax     (19.9)      (10.1)  97%    -        (19.9)(10.1)  97%
---------------------------- ---------------------- ------------------
Exceptional expense
 relating to
 provision NYSE/SEC
 after tax     (21.8)          -          -        (21.8)    -
---------------------------- ---------------------- ------------------
Net income from
 ordinary
 activities    (36.2)        6.7 -640%  5.5 -758%  (15.9) 58.5 -127%
---------------------------- ---------------------- ------------------
Guarantee
capital        386.2       573.6  -33%488.7  -21%  386.2 573.6  -33%
---------------------------- ---------------------- ------------------
Per common share data
 (Euros x 1)
---------------------------- ---------------------- ------------------
Net income from
 ordinary activities
 before impairment
 charges and before
 exceptional expense
 relating to
 provision
 NYSE/SEC       0.21        0.42  -51% 0.13   61%   0.68  1.71  -60%
---------------------------- ---------------------- ------------------
Net income from
 ordinary
 activities    (0.91)       0.15 -690% 0.13 -811%  (0.42) 1.45 -129%
---------------------------- ---------------------- ------------------
Cash earnings   0.57        0.48   19% 0.20  184%   1.30  2.07  -37%
---------------------------- ---------------------- ------------------

1) adjusted for purposes of comparison

     Fred. Bottcher, CEO of Van der Moolen, commented, "We have posted modest net results before exceptional items for 2003. This was achieved under difficult market conditions, while the on-going NYSE investigation has absorbed a great deal of both management's and our staff's time and attention. Although the net result was clearly unsatisfactory, and was very negatively influenced by exceptional charges we made at year-end, we believe that we will be able to post more acceptable results in 2004. The cost savings and reorganization measures we took over the course of 2003 give Van der Moolen a sound foundation for realizing this goal."

     Results for the Fourth Quarter of 2003

     Net income in the fourth quarter of 2003, before impairment of intangibles and exceptional charges to fund the provision for the NYSE/SEC settlement, was EUR 5.5 million, a 67% decrease from the same period in 2002. The impairment charge of EUR 19.9 million after tax and minority interests, consists of EUR 9.8 million related to the closure of our option activities on the American and Philadelphia stock exchanges, which was announced on December 17, 2003. A further EUR 10.1 million relates to a write down of the capitalized value of VDM Specialists' NYSE specialist assignments. The additional exceptional charge to fund a provision for the NYSE/SEC settlement came to EUR 21.8 million after tax and minority interest. At the net level, the fourth quarter saw a loss of EUR
36.2 million.
     Earnings from ordinary activities (i.e., before impairment and provisioning) of EUR 5.5 million in the fourth quarter exceeds the amount given as a preliminary net income figure on February 17, 2004 by EUR 1.6 million. The difference results from the effect on net income after taxes and minority interest of a downward adjustment of bonus accruals.
     Income from ordinary activities (before impairment charges and exceptional provisioning for the NYSE/SEC settlement) per common share declined 51% compared with the fourth quarter of 2002, from EUR 0.42 to EUR 0.21.
     Van der Moolen closed 64 (or 98%) of the 65 trading days during the quarter with a positive trading result.

     Results for the full year 2003

     Revenues came to EUR 174.7 million in 2003, a decrease of 47% compared with the EUR 327.6 million achieved in 2002. The decrease was the result of the combined effects of a 39% organic decline in revenue generation and an 8% negative translation effect due to currency movements.
     Total 2003 revenues earned in the U.S. declined by 47% relative to 2002, primarily as a result of a lower contribution from VDM Specialists, partially compensated by better results from our U.S. option activities. In 2003, 81% of our revenues were earned in the U.S., compared with 82% in 2002.
     VDM Specialists' revenues declined by 50% in 2003 compared with 2002, primarily as a result of a 42% decrease in organic revenues and negative translation effects from dollars to euros (-9%). The timing of the acquisition of Lyden, Dolan, Nick in March, 2002 had a positive effect on 2003 revenues of 1%.
     Our U.S. option activities achieved revenues of EUR 4.1 million in 2003, compared with a negative EUR 2.0 million in 2002.
     Revenues from European equity trading declined by 48%, with pressure on revenues at each of our operations in Amsterdam, Cologne and London. Extremely low levels of volatility on the exchanges where these units are active contributed to this performance.
     Transaction costs fell by 31%, from EUR 42.8 million in 2002 to EUR 29.4 million in 2003, but as a percentage of revenues they rose from 13% to 17%. The increase relative to revenues was largely due to the lower revenue productivity of the trades we executed, but was also influenced by increases in transaction, clearing and membership costs on exchanges where we are active.
     Total operating charges, including ordinary amortization of intangibles, impairment of intangibles and the exceptional charge to fund the provision for the NYSE/SEC settlement, rose 11% from 164.7 million in 2002 to 183.6 million in 2003. Excluding amortization, impairment and provisioning, operating costs declined by 35% to EUR 87.4 million (EUR 134.1 million in 2002). Contributing to this decrease were dollar weakness (EUR 12.6 million), reduction in bonus accruals (EUR 29.3 million) and cost reductions (EUR 9.1 million), partially offset by increases in one-time advisory, reorganization and closure costs.
     Bonus accruals declined by EUR 29.3 million (86%) compared with 2002. As a percentage of total revenues this represented a decrease from 10% in 2002 to 3% in 2003.
     Operating income for 2003 (before amortization of intangibles, the impairment of intangibles and exceptional provisioning for the NYSE/SEC settlement) came to EUR 57.9 million, 62% less than the EUR 150.7 million earned in 2002.
     Our operating margin before amortization of intangibles, the impairment of intangibles and exceptional provisioning for the NYSE/SEC settlement was 33% in 2003, compared with 46% in 2002. This was primarily the result of the decline in organic revenues on a comparatively stable relative transaction cost base, which could only partially be compensated by decreases in other variable costs and fixed cost items as a result of reorganization and other cost saving measures.
     Amortization of intangible assets was EUR 5.8 million, EUR 3.3 million less than the EUR 9.1 million charge in 2002. The impairment of intangible fixed assets charged to 2003 earnings was EUR 46.9 million gross, compared with a similar charge of EUR 21.5 million gross charged in 2002.
     On February 17, 2004, VDM Specialists USA LLC reached an agreement in principle with the staff of the United States Securities and Exchange Commission and with the Enforcement Division of the New York Stock Exchange over a settlement related to the investigation of trading violations by NYSE specialists from 1999 to 2003. In this connection, VDM Specialists USA LLC has submitted a proposal for settlement to the SEC in the range of $51.8 million to $57.7 million. On March 2, 2004, VDM Specialists submitted a new range for settlement, of between $55 million and $57.7 million. A definitive agreement awaits the decision of the Commissioners of the SEC. We have taken a provision of EUR 43.5 million for this settlement, equivalent to $55.0 million. Of this, EUR 27.6 million has the character of restitution, and EUR 15.9 million is fines and penalties.
     Net interest income in 2003 was a EUR 10.6 million charge, compared with a EUR 14.1 million charge in 2002.
     The effective tax rate on our income from ordinary activities (before the impairment of intangibles and exceptional provisioning for the NYSE/SEC settlement) declined from 29% in 2002 to 16% in 2003. This relatively low tax burden results from the fiscal deductibility of goodwill write downs in the U.S., and from the tax-reducing effect of our Concern Financing Company, which allows us to create a tax-efficient financing structure for the Group. The effect of these influences was reinforced by the relatively low level of operating results. Including the impairment of intangible assets and the exceptional provisioning charge related to the NYSE/SEC settlement, the tax burden on 2003 earnings was 59%.
     Minority interest in our earnings, relating to the portion of our earnings from ordinary activities attributable to the partners in our American subsidiaries, was a credit of EUR 8.3 million compared to a charge of EUR 27.8 million in 2002. The credit posted in 2003 is explained by the portion of the impairment of intangible assets and the exceptional provision for settlement with the NYSE/SEC that is attributable to our partners.
     Net income from ordinary activities (before the impairment of intangibles and exceptional provisioning for the NYSE/SEC settlement, but after minority interest) fell 62% from EUR 68.6 million in 2002 to EUR 25.8 million in 2003. The net result for 2003 was a loss of EUR 15.9 million compared to a profit of EUR 58.5 million in 2002.
     The net loss per common share was EUR 0.42 in 2003, calculated on the basis of the average number of common shares outstanding. This compares to a profit of EUR 1.45 in 2002. Excluding the impairment of intangible fixed assets and the exceptional provision for settlement with the NYSE/SEC, earnings per common share were EUR 0.68 in 2003, compared with EUR 1.71 in 2002, a decline of 60%.
     Cash earnings per common share were EUR 1.30 in 2003, 37% less than the EUR
2.07 earned in 2002.

     Discontinued activities

     Our net income for 2003 included the results of activities that were discontinued during 2003 or will be disposed of in the first quarter of 2004. The net losses of these activities amounted to EUR 10.7 million in 2003, excluding amortization of intangible fixed assets and the portion of the impairment charge related to them. Included in this amount is a EUR 6.6 million net loss from our U.K. fixed income trading unit. On the basis of the agreement in principle to sell this latter activity, which was signed on January 7, 2004, and the closure of the other operations, this net loss has a non-recurring character.

     Cash flow and investment

     Cash flow from operational activities declined by EUR 210.8 million in 2003 to EUR 20.2 million, primarily as a result of increased working capital. Cash from investment activities was a positive EUR 1.8 million, compared with a negative EUR 63.6 million in 2002. The outflow in 2002 was in connection with the acquisition of Lyden, Dolan, Nick. Cash flow from financing activities in 2003 was a negative EUR 19.6 million in 2003. This outflow was largely the result of share repurchases during the year and payment of a cash dividend on 2002 earnings, and was only slightly offset by increased recourse to external financing.

     Balance sheet

     Our balance sheet total declined from EUR 1,494.7 million at the end of 2002 to EUR 884.4 million on December 31, 2003. The decrease is largely the result of closure of option activities in the U.S. and Europe and the associated reduction in their contribution to assets and liabilities, the impairment of intangible fixed assets and the depreciation of the dollar relative to the euro.
     Shareholders' equity declined from EUR 312.2 million to EUR 201.5 million. This decline is largely explained by the net loss booked for the year, repurchase of shares, payment of a cash dividend on 2002 earnings, the EUR 2.9 million dividend to holders of financing preferred shares to be drawn from Other Reserves and the reconciliation of negative currency effects on equity interests and inter-company loans to entities outside the euro-zone. Our accounts are drawn up before allocation of income, in conformity with international standards.
     Solvency, defined as Group equity divided by the balance sheet total, rose from 25% at the end of 2002 to 27% on December 31, 2003. If the portion of our reported assets and liabilities that relate to the U.K. fixed income operation had been disposed of as of that date, our solvency ratio would be 36%.
     Guarantee capital, which consists of Group equity plus the non-current portion of our subordinated indebtedness, declined from EUR 573.6 million to EUR
386.2 million during 2003. Of this decrease, EUR 110.7 million resulted from the decrease in Shareholders' equity, EUR 29.0 million from the reduced value of minority interests and EUR 47.7 million from reduced subordinated indebtedness. The depreciation of the U.S. dollar relative to the euro played a substantial role in causing these decreases. As a percent of the balance sheet total, guarantee capital rose from 38% at the end of 2002 to 44% at the end of 2003. If the portion of our reported assets and liabilities that relate to the U.K. fixed income operation had been disposed of as of December 31, 2003, our guarantee capital would have equaled 59% of our balance sheet total.
     The decrease in subordinated indebtedness resulted from repayment on debt outstanding, a reduction in the number and carried value of exchange seats contributed by our partners and negative currency effects.

     Dividend proposal

     At the Annual General Meeting of Shareholders on April 14, 2004, it will be proposed that no dividend on 2003 earnings be paid to holders of common shares of Van der Moolen Holding NV. The cash payment on 2002 earnings was EUR 0.72.
     On the proposal of the Executive Board, the Supervisory Board recommends payment of a EUR 2.9 million dividend on 2003 to holders of financing preferred shares, to be drawn from Other Reserves.

     For more information about Van der Moolen, please visit www.vandermoolen.com.

     Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
     Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

     Disclaimer:

     Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "hope", and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the US Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ, including the outcome of the NYSE inquiry and related civil litigation in U.S. courts against Van der Moolen Holding, Van der Moolen Specialists USA, and the members of the Management Board of the Holding. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.


                      Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                        (Dutch GAAP, Unaudited)

----------------------------------------------------------------------
(amounts  in millions of
 Euros, except per share data)   Q4     Q4       %          Q3      %
                               2003    2002 1)             2003 1)
----------------------------------------------------------------------

Revenues                       35.5      77.4  -54%         43.3  -18%
Transaction costs               7.0      10.5  -33%          7.5   -7%
Net revenues                   28.5      66.9  -57%         35.8  -20%
Fixed personnel expenses       10.1      11.9               10.3
Bonus accruals                 (4.8)      6.7                2.9
Seat leases                     3.1       4.3                3.5
Information and
 communication expenses         1.2       1.8                1.4
Depreciation                    1.3       0.8                0.6
Amortization of
 intangible fixed assets        1.3       2.8                1.5
Impairment fixed assets        46.9      21.5                  -
Exceptional expense
 relating to provision
 NYSE/SEC                      43.5         -                  -
General and
 administrative expenses        4.5       4.6                2.9
Total operating expenses      107.1      54.4   97%         23.1  364%
Operating income              (78.6)     12.5 -729%         12.7 -719%

Net interest income
 (expense)                     (2.3)     (2.8)              (2.7)
Gain on disposal of
 financial fixed assets           -         -                  -

Income from ordinary
 activities before tax        (80.9)      9.7 -934%         10.0 -909%
Taxation                      (27.0)     (2.3)               1.4
Group income after
 taxation                     (53.9)     12.0 -549%          8.6 -727%
Minority interest             (17.7)      5.3                3.1
Net income                    (36.2)      6.7 -640%          5.5 -758%
----------------------------------------------------------------------

----------------------------------------------------------------------
Net income from ordinary
 activities before
 impairment charges and
 before exceptional
 expense relating to
 provision NYSE/SEC             5.5      16.8  -67%          5.5    0%
Impairment charges after
 tax                          (19.9)    (10.1)                 -
Exceptional expense
 relating to provision
 NYSE/SEC after tax           (21.8)        -                  -
Net income from ordinary
 activities                   (36.2)      6.7 -640%          5.5 -758%
Dividends on financing
 preferred shares              (2.2)      0.8                0.7
Net income from ordinary
 activities attributable
 to holders of common
 shares                       (34.0)     16.0 -313%          4.8 -808%
Cash earnings
 attributable to holders
 of common shares              21.5      18.5   16%          7.6  183%
Average number of common
 shares outstanding      37,539,057 38,410,863  -2%   37,685,279    0%
Diluted average number
 of common shares
 outstanding             37,539,057 38,475,369  -2%   37,685,279    0%
Per share data:
Net income from ordinary
 activities before
 impairment charges and
 before exceptional
 expense relating to
 provision NYSE/SEC per
 common share                  0.21      0.42  -51%         0.13   61%
Diluted net income from
 ordinary activities
 before impairment
 charges and before
 exceptional expense
 relating to provision
 NYSE/SEC per common
 share                         0.21      0.42  -51%         0.13   61%
Net income from ordinary
 activities per common
 share                        (0.91)     0.15 -690%         0.13 -811%
Diluted net income from
 ordinary activities per
 common share                 (0.91)     0.15 -691%         0.13 -811%
Cash earnings per share
 (Cash EPS)                    0.57      0.48   19%         0.20  184%
Diluted Cash EPS               0.57      0.48   19%         0.20  184%
----------------------------------------------------------------------

----------------------------------------------------------------------
Van der Moolen Holding N.V.
                                Q4      Q4      %          Q3       %
Revenue breakdown in
 millions of Euros             2003    2002 1)            2003 1)
----------------------------------------------------------------------
VDM Specialists                27.3      59.9               33.1
Net gain on principal
 transactions                  19.2      49.1  -61%         24.5  -22%
Commissions                     6.3       7.8  -19%          6.8   -7%
Other                           1.8       3.0  -40%          1.8    0%
US Option Business              0.4       3.3   88%          1.5  -73%
European Trading                5.3      11.8  -55%          7.1  -25%
Unallocated and Holding         2.5       2.4    4%          1.6   56%
----------------------------------------------------------------------
Total revenues                 35.5      77.4  -54%         43.3  -18%
----------------------------------------------------------------------

----------------------------------------------------------------------
Van der Moolen Holding N.V.
Operating income before
 amortization of intangible
 fixed assets, before
 impairment and before
 exceptional expense
 relating to provision
 NYSE/SEC , breakdown in         Q4       Q4    %           Q3      %
 millions of  Euros            2003     2002 1)            2003 1)
----------------------------------------------------------------------
VDM Specialists                16.1      34.2  -53%         16.6   -3%
US Option Business             (2.6)        -               (0.6)-333%
European Trading               (3.0)      1.2 -350%         (0.8) 275%
Unallocated and Holding         2.6       1.4  -86%         (1.0)
----------------------------------------------------------------------
Total operating income
 before amortization of
 intangible fixed
 assets, before
 impairment and before
 exceptional expense
 relating  to provision
 NYSE/SEC                      13.1      36.8  -64%         14.2   -8%
----------------------------------------------------------------------

----------------------------------------------------------------------
VDM Specialists (VDMS)        Q4         Q4                  Q3

Key figures (Dutch GAAP)      2003     2002 1)             2003 1)
----------------------------------------------------------------------
VDM Specialists
 revenues ($ million)          32.4      59.7               37.2
Net gain on principal
 transactions                  22.9      49.0               27.4
Commissions                     7.4       7.8                7.8
Other                           2.1       2.9                2.0
Total valueof trading
 on NYSE ($ billion)          2,546     2,410              2,476
Value of trading in
 VDMS assignments
 ($ billion)                    294       255                277
VDMS market share in
 dollar value NYSE             11.6%     10.6%              11.2%
VDMS value of
 principal shares
 traded ($ billion)              76        88                 77
Participation rate             26.0%     34.4%              27.7%
VDMS net gain on
 principal transactions
 ($ million)                   22.9      49.0               27.4
Realization rate (basis
 points)                        3.0       5.6                3.6
----------------------------------------------------------------------
Source: NYSE, Van der Moolen

1) adjusted for purposes of comparison








                      Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                        (Dutch GAAP, Unaudited)

----------------------------------------------------------------------
(amounts  in millions of Euros,                       12     12
 except per share data)                             months months   %
                                                     2003  2002 1)
----------------------------------------------------------------------

Revenues                                    174.7          327.6  -47%
Transaction costs                            29.4           42.8  -31%
Net revenues                                145.3          284.8  -49%
Fixed personnel expenses                     43.7           51.0
Bonus accruals                                4.6           33.9
Seat leases                                  14.7           18.3
Information and communication
 expenses                                     5.3            6.6
Depreciation                                  3.3            2.8
Amortization of intangible
 fixed assets                                 5.8            9.1
Impairment fixed assets                      46.9           21.5
Exceptional expense relating
 to provision NYSE/SEC                       43.5              -
General and administrative
 expenses                                    15.8           21.5
Total operating expenses                    183.6          164.7   11%
Operating income                            (38.3)         120.1 -132%

Net interest income (expense)               (10.6)         (14.1)
Gain on disposal of financial
 fixed assets                                 1.9              -

Income from ordinary
 activities before tax                      (47.0)         106.0 -144%
Taxation                                    (22.8)          19.7
Group income after taxation                 (24.2)          86.3 -128%
Minority interest                            (8.3)          27.8
Net income                                  (15.9)          58.5 -127%
----------------------------------------------------------------------
Net income from ordinary
 activities before impairment
 charges and before
 exceptional expense
 relating to provision
 NYSE/SEC                                    25.8           68.6  -62%
Impairment charges after tax                (19.9)         (10.1)
Exceptional expense relating
 to provision NYSE/SEC after
 tax                                        (21.8)             -
Net income from ordinary
 activities                                 (15.9)          58.5 -127%
Dividends on financing
 preferred shares                               -            2.9
Net income from ordinary
 activities attributable to
 holders of common shares                   (15.9)          55.6 -129%
Cash earnings attributable to
 holders of common shares                    49.2           79.4  -38%
Average number of common
shares outstanding                     37,797,329     38,388,043   -2%
Diluted average number of
 common shares outstanding             37,797,329     38,525,890   -2%
Per share data:
Net income from ordinary
 activities before impairment
 charges and before
 exceptional expense relating
 to provision NYSE/SEC per
 common share                                0.68           1.71  -60%
Diluted net income from
 ordinary activities before
 impairment charges and before
 exceptional expense relating
 to provision NYSE/SEC per
 common share                                0.68           1.70  -60%
Net income from ordinary
 activities per common share                (0.42)          1.45 -129%
Diluted net income from
 ordinary activities per
 common share                               (0.42)          1.44 -129%
Cash earnings per share (Cash
 EPS)                                        1.30           2.07  -37%
Diluted Cash EPS                             1.30           2.06  -37%
----------------------------------------------------------------------

----------------------------------------------------------------------
Van der  Moolen  Holding N.V.
                                             12              12    %
Revenue breakdown in millions of           months         months
 Euros                                      2003           2002 1)
----------------------------------------------------------------------
VDM Specialists                             133.1          266.7
Net gain on principal
 transactions                                98.5          222.9  -56%
Commissions                                  27.2           33.4  -19%
Other                                         7.4           10.4  -29%
US Option Business                            4.1           (2.0) 305%
European Trading                             28.1           54.5  -48%
Unallocated and Holding                       9.4            8.4   12%
----------------------------------------------------------------------
Total revenues                              174.7          327.6  -47%
----------------------------------------------------------------------

----------------------------------------------------------------------
Van der Moolen Holding N.V.

Operating income before
 amortization of intangible
 fixed assets, before
 impairment and before
 exceptional expense relating                12             12
  to provision NYSE/SEC                    months         months
 , breakdown in millions of Euros           2003         2002 1)   %
----------------------------------------------------------------------
VDM Specialists                              67.4          165.4  -59%
US Option Business                           (6.5)         (17.2)  62%
European Trading                             (2.6)           6.8 -138%
Unallocated and Holding                      (0.4)          (4.3)  91%
----------------------------------------------------------------------
Total operating income before
 amortization of intangible
 fixed assets, before
 impairment and before
 exceptional expense relating
 to provision NYSE/SEC                       57.9          150.7  -62%
----------------------------------------------------------------------

----------------------------------------------------------------------
VDM Specialists (VDMS)                         12           12
                                           months         months
Key figures (Dutch GAAP)                     2003         2002 1)
----------------------------------------------------------------------
VDM Specialists revenues
($ million)                                 149.9          252.0
Net gain on principal
 transactions                               110.8          210.6
Commissions                                  30.7           31.6
Other                                         8.4            9.8
Total value of trading on NYSE
($ billion)                                 9,692         10,311
Value of trading in VDMS
 assignments ($ billion)                    1,098          1,036
VDMS market share in dollar
 value NYSE                                 11.3%          10.0%
VDMS value of principal
 shares traded ($ billion)                    309            358
Participation rate                          28.1%          34.6%
VDMS net gain on principal
 transactions ($ million)                   110.8          210.6
Realization rate (basis
 points)                                      3.6            5.9
----------------------------------------------------------------------
Source: NYSE, Van der Moolen

1) adjusted for purposes of comparison



                      Van der Moolen Holding N.V.
                      Consolidated Balance Sheet
                        (Dutch GAAP, unaudited)

----------------------------------------------------------------------
(amounts in millions of Euros)

                              December 31, 2003   December  31, 2002
----------------------------------------------------------------------
Assets
Fixed assets
Intangible fixed assets                   83.5         163.2
Tangible fixed assets                      6.3           9.3
Financial fixed assets                   104.1         121.6

                                         ------        ------
                                                193.9           294.1
Current assets
Long positions securities                302.0         457.0
Clearing organizations and professional
 parties                                  93.5         398.1
Accrued income and other receivables      33.4          11.5
Cash and cash-equivalents                261.6         334.0

                                         ------        ------
                                                690.5         1,200.6
----------------------------------------------------------------------
Total assets                                    884.4         1,494.7
----------------------------------------------------------------------

Shareholders' equity and liabilities
Shareholders' equity                     201.5         312.2
Minority interest                         33.0          62.0

                                         ------        ------
Group equity                                    234.5           374.2
Provisions
Deferred tax liabilities                   4.7          10.3
Other provisions                          44.6           2.0

                                         ------        ------
                                                 49.3            12.3
Long-term liabilities
Subordinated debt                        151.7         199.4
Long-term debt                             2.0           6.9

                                         ------        ------
                                                153.7           206.3
Short-term liabilities
Short positions securities               259.7         691.3
Clearing organizations and professional
 parties                                  77.9         123.8
Short-term loans                          48.3           8.3
Advanced by clearing organizations        25.2          42.5
Accrued expenses and other liabilities    35.8          36.0

                                         ------        ------
                                                446.9           901.9
----------------------------------------------------------------------
Total shareholders' equity and
 liabilities                                    884.4         1,494.7
----------------------------------------------------------------------


----------------------------------------------------------------------
Guarantee capital                               386.2           573.6
----------------------------------------------------------------------


                      Van der Moolen Holding N.V.
                 Consolidated statement of cash flow/
               Movement schedule of shareholders'equity
                        (Dutch GAAP, unaudited)
 Consolidated statement of cash flow
----------------------------------------- -------------- -------------
(Amounts in millions of Euros)              12             12
                                           months         months
                                            2003         2002 1)
----------------------------------------- -------------- -------------
Cash flow from operating activities
Net income                                 (15.9)          58.5
Net gain on disposal of financial fixed
 assets                                     (1.9)             -
Minority interest                           (8.3)          27.8
Depreciation and amortization of fixed
 assets                                      9.1           11.9
Impairment fixed assets                     46.9           21.5
Change deferred taxation                   (11.7)          (6.1)
Change in provisions                        42.6           (0.2)
Change in working capital                  (40.6)         117.6
                                                 -------        ------
                                                   20.2         231.0
Cash flow from investing activities
Investments in tangible fixed assets        (1.7)          (3.2)
Disposals of tangible fixed assets           0.3            1.0
Acquired group companies, less cash
 received                                      -          (63.8)
Investments in financial fixed assets       (0.1)          (0.2)
Divestments and repayments of financial
 fixed assets                                3.3            2.6
                                                 -------        ------
                                                    1.8         (63.6)
Cash flow from financing activities
Net change in subordinated debt and long-
 term liabilities                           (7.6)          37.8
Net change of short-term loans              35.4          (62.0)
Issued shares                                  -            2.7
Purchase of common shares                   (8.1)             -
Dividend payment                           (30.2)         (22.7)
Net change in minority interest             (9.1)         (27.8)
Other movements                                -           (0.2)
                                                 -------        ------
                                                  (19.6)        (72.2)
Currency exchange differences on cash and cash-
 equivalents, net of amounts advanced by clearing
 organizations                                    (57.5)        (61.2)
Change in cash and cash-equivalents, net of
 amounts advanced by clearing organizations       (55.1)         34.0
Cash and cash-equivalents, net of amounts
 advanced by clearing organizations at January 1, 291.5         257.5
                                                 -------        ------
Cash and cash-equivalents, net of amounts
 advanced by clearing organizations at December
 31,                                              236.4         291.5
-------------------------------------------------------- -------------
Movement in shareholders'equity
----------------------------------------- -------------- -------------
(Amounts in millions of euros)              12             12
                                           months         months
                                            2003           2002
----------------------------------------- -------------- -------------
Shareholders' equity at January 1                 312.2         265.7
Exercise of options                            -            2.1
Cash dividend                              (27.3)         (19.8)
Currency exchange differences              (56.4)         (50.8)
Net income for the period January 1 -
 December 31                               (15.9)          58.5
Preferred dividend for the period January
 1 - December 31                            (2.9)          (2.9)
Purchase of common shares                   (8.1)             -
Recognition of deferred tax asset              -           59.0
Other                                       (0.1)          (0.2)
                                                 -------        ------
                                                 (110.7)         46.5
                                                 -------        ------
Shareholders' equity at December 31               201.5         312.2
----------------------------------------- -------------- -------------

1) adjusted for purposes of comparison



                      Van der Moolen Holding N.V.
                  Net income and shareholders' equity
                         (US GAAP, unaudited)

----------------------------------------------------------------------
 (amounts  in millions of Euros)                 Q4         Q4     %
                                                2003       2002
----------------------------------------------------------------------
Net income in accordance with Dutch GAAP        (36.2)      6.7  -640%
Adjustments to reported net income
Amortization of intangible fixed assets          (0.4)      0.8
Impairment of intangible fixed assets           (35.8)    (14.6)
Pensions                                          0.1      (1.2)
Stock options                                    (0.8)     (1.3)
Other                                            (1.1)     (0.4)
Taxation                                          6.2       1.9

                                           ----------------------

Net income in accordance with US GAAP           (68.0)     (8.1)  740%
Dividend on financing preferred shares            2.2      (0.8)
Net income in accordance with US GAAP
 attributable to common shares                  (65.8)     (8.9)  639%
Average number of common shares
 outstanding                               37,539,057 38,410,863
Diluted average number of common shares
 outstanding                               37,539,057 38,475,369
--------------------------------------------
 (amounts in euros)

--------------------------------------------
Net income from ordinary activities per
 common share in accordance with Dutch GAAP     (0.91)     0.15  -690%

Net income per common share (including net
 extraordinary income) in accordance with
 Dutch GAAP                                     (0.91)     0.15
Basic earnings per common share in
 accordance with US GAAP                        (1.75)    (0.23)  656%
Diluted net income from ordinary activities
 per common share in accordance with Dutch
 GAAP                                           (0.91)     0.15  -691%

Diluted net income per common share
 (including net extraordinary income) in
 accordance with Dutch GAAP                     (0.91)     0.15
Diluted earnings per common share in
 accordance with US GAAP                        (1.75)    (0.23)  658%

                                                                  12
 (amounts  in millions of Euros)                 Q3            months
                                                2003   %         2003
----------------------------------------------------------------------
Net income in accordance with Dutch GAAP         5.5  -758%     (15.9)
Adjustments to reported net income
Amortization of intangible fixed assets         (0.4)            (1.6)
Impairment of intangible fixed assets              -            (35.8)
Pensions                                           -              0.1
Stock options                                   (1.3)            (4.7)
Other                                           (1.1)            (1.5)
Taxation                                        (0.8)             2.4

                                          -----------      -----------

Net income in accordance with US GAAP            1.9 -3679%     (57.0)
Dividend on financing preferred shares          (0.7)             0.0
Net income in accordance with US GAAP
 attributable to common shares                   1.2 -5583%     (57.0)
Average number of common shares
 outstanding                              37,685,279       37,797,329
Diluted average number of common shares
 outstanding                              37,685,279       37,797,329
------------------------------------------
 (amounts in euros)

------------------------------------------
Net income from ordinary activities per
 common share in accordance with Dutch
 GAAP                                           0.13  -811%     (0.42)
Net income per common share (including net
 extraordinary income) in accordance with
 Dutch GAAP                                     0.13            (0.42)
Basic earnings per common share in
 accordance with US GAAP                        0.03 -5605%     (1.51)
Diluted net income from ordinary
 activities per common share in accordance
 with Dutch GAAP                                0.13  -811%     (0.42)
Diluted net income per common share
 (including net extraordinary income) in
 accordance with Dutch GAAP                     0.13            (0.42)
Diluted earnings per common share in
 accordance with US GAAP                        0.03 -5605%     (1.51)


 (amounts  in millions of Euros)                        12 months   %
                                                          2002
----------------------------------------------------------------------
Net income in accordance with Dutch GAAP                    58.5 -127%
Adjustments to reported net income
Amortization of intangible fixed assets                     (1.0)
Impairment of intangible fixed assets                      (14.6)
Pensions                                                    (0.8)
Stock options                                               (5.5)
Other                                                       (1.5)
Taxation                                                    (5.0)

                                                      -----------

Net income in accordance with US GAAP                       30.1 -289%
Dividend on financing preferred shares                      (2.9)
Net income in accordance with US GAAP attributable to
 common shares                                              27.2 -310%
Average number of common shares outstanding           38,388,043
Diluted average number of common shares outstanding   38,525,890
------------------------------------------------------
 (amounts in euros)

------------------------------------------------------
Net income from ordinary activities per common share
 in accordance with Dutch GAAP                              1.45 -129%
Net income per common share (including net
 extraordinary income) in accordance with Dutch GAAP        1.45
Basic earnings per common share in accordance with US
 GAAP                                                       0.71 -313%
Diluted net income from ordinary activities per common
 share in accordance with Dutch GAAP                        1.44 -129%
Diluted net income per common share (including net
 extraordinary income) in accordance with Dutch GAAP        1.44
Diluted earnings per common share in accordance with
 US GAAP                                                    0.71 -314%
----------------------------------------------------------------------



(amounts in millions of     Q4    Q4        Q3        12     12
 Euros)                                  %        %  months months  %
                           2003  2002      2003       2003   2002
------------------------- ---------------- -------- ------------------
Depreciation and
 amortization fixed
 assets in accordance
 with US GAAP
Depreciation                1.3   0.8       0.6        3.3    2.8
Amortization of
 intangible fixed assets    1.5   2.4       1.7        6.6    9.3

                          ------------     -----    --------------
Total depreciation and
 amortization fixed
 assets in accordance
 with US GAAP               2.8   3.2 -13%  2.3   22%  9.9   12.1 -18%
------------------------- ---------------- -------- ------------------

------------------------- ----------------
(amounts in millions of    Dec.  Dec.
 Euros )                    31,   31,
                           2003  2002
------------------------- ----------------
Shareholders' equity in
 accordance with Dutch
 GAAP                     201.5 312.2
Adjustments to reported
 shareholders' equity
Goodwill and specialist
 assignments              152.7 219.2
Pensions                    8.0   7.9
Taxation                  (15.3)(17.5)
Other                       0.0   1.5
------------------------- ----------------
Shareholders' equity in
 accordance with US GAAP  346.9 523.3
------------------------- ----------------


    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             Telephone: +31 (0)20 535 6789

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       VAN DER MOOLEN HOLDING N.V.

  Date: March 4, 2004                     By: /s/ Friedrich M.J. Bottcher
                                              ----------------------------------

                                          name: Friedrich M.J. Bottcher
                                          title: Chairman of the Executive Board

                                          By: /s/ Frank F. Dorjee
                                              ----------------------------------

                                          name: Frank F. Dorjee
                                          title: Chief Financial Officer
                                                Member of the Executive Board

                                          By: /s/ James.P. Cleaver, Jr.
                                              ----------------------------------

                                          name : James P. Cleaver, Jr.
                                          title: Member of the Executive Board

                                          By: /s/ Casper F. Rondeltap
                                              ----------------------------------
                                          name : Casper F. Rondeltap
                                          title: Member of the Executive Board



--------------------------------------------------------------------------------